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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

APPOINTMENT OF CHIEF BUSINESS OFFICER, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) is pleased to announce that:

(i) Chris Chi (“Mr. Chi”) has been appointed as the Chief Business Officer;

(ii) Simon Yang (“Dr. Yang”) has been appointed as the Chief Operating Officer, in order to fill the vacancy caused by the resignation of Mr. Marco Mora, the Company’s former Chief Operating Officer; and

(iii) Gary Tseng (‘‘Mr. Tseng’’) has been appointed as the Chief Financial Officer of the Company.

Chris Chi, Chief Business Officer

Prior to joining the Company as Chief Business Officer, Mr. Chi was a consultant for C-Square Consulting. Mr. Chi first joined SMIC in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation.

Mr. Chi is a Ph.D. candidate in Materials Science and he received his master’s degree in Materials Engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Simon Yang, Chief Operating Officer

Prior to joining the Company as Chief Operating Officer, Dr. Yang was the Chief Technology Officer and Senior Vice President of Operations of Chartered Semiconductor. He first joined SMIC in 2001 as the Vice President of Technology Development and Senior Vice President of Technology and Manufacturing of the Company. From December 2004 to 2005, he was the Chief Executive Officer and President of CiWest Corporation.

Dr. Yang received his PhD in Material Engineering and Master of Science in Physics from Rensselaer Polytechnic Institute, also, he received his Bachelor of Science in Electrical Engineering from Shanghai University of Science and Technology. With more than 20 years of experience in the semiconductor industry, Dr. Yang is a holder of more than of 20 patents and published more than 30 technical articles.

Gary Tseng, Chief Financial Officer

Prior to joining the Company as Chief Financial Officer, in 2008, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. Prior to that, he was the Chief Financial Officer of Legend Semiconductor (LSMC), a 300mm-foundry start-up company in Shenzhen, China. In 2004 to 2005, he founded the Digital Display Manufacturing Co., a plasma display manufacturing start-up company in Shanghai and he was the Chief Executive Officer. From 1999 to 2003, Mr. Tseng was the Chief Investment Officer and Senior Vice President of Quanta Computer Company. From 1997 to 1998, he was the Chief Financial Officer and Senior Vice President of United Microelectronics Corporation. From 1991 to 1997, he was the Chief Financial Officer and Senior Vice President of Taiwan Semiconductor Manufacturing Company Limited. From 1983 to 1991, Mr. Tseng held management positions as Finance Manager at Philips Taiwan Limited and Corporate Treasurer for all the Philips companies in Taiwan. In addition, he was the Fab Accounting Manager for Philips Semiconductor operation in USA and Philips Semiconductor packaging operation in Taiwan.

Mr. Tseng received his Master of Science in Finance from University of Missouri-Columbia, Missouri in the United States of America and his Bachelor of Science in Accounting from National Cheng-Kong University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the United States of America.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
February 9, 2010